Exhibit 99.1

BYND CANNASOFT ENTERPRISES INC. 2264 East 11th Avenue Vancouver, B.C., Canada Ph: +1 (604) 833-6820

NEWS RELEASE

BYND Cannasoft creates a long-term commitment between its Chief Executive Officer and the Company as it approaches the start of the sales of its EZ-G device

ASHKELON, Israel and VANCOUVER, British Columbia – The Newswire – (June 14, 2024) - BYND Cannasoft Enterprises Inc. (Nasdaq: BCAN) (“BYND Cannasoft” or the “Company”) announces that it is close to starting mass production and launch sales of the EZ-G device.

In these important days of the Company, it has decided to create a mutual commitment between the Company and Yftah Ben Yaackov, its Chief Executive Officer, who has been instrumental in developing the EZ-G device.

Accordingly, on June 11, 2024, the Governance, Nominating and Compensation Committee (the “Committee”) consisting exclusively of independent directors resolved to grant to Mr. Ben Yaackov 1,038,525 Restricted Share Units (“RSUs”) as compensation for past services.

The Committee observed that Mr. Ben Yaacov has been serving as CEO of the Company and its subsidiaries for the past four years. During this period, Mr. Ben Yaackov has invested exceptional efforts towards the Company’s business development, particularly in Israel. His dedication and hard work have played a crucial role in the Company’s growth and success. However, despite his significant contributions, Mr. Ben Yaackov has not received any substantial compensation commensurate with his efforts.

The number of RSU’s granted is based on an opinion from an independent outside appraiser which included a benchmark with a reference to about 30 Nasdaq listed companies identical in their market value to the Company’s, for the purpose of past compensation of the company’s CEO Mr. Yftah Ben Yaackov. The RSU’s vest immediately but are subject to a 12-month lockup.

About BYND Cannasoft Enterprises Inc.

BYND Cannasoft Enterprises is an Israeli-based integrated software company. BYND Cannasoft owns and markets “Benefit CRM”, a proprietary customer relationship management (CRM) software product enabling small and medium-sized businesses to optimize their day-to-day business activities such as sales management, personnel management, marketing, call center activities, and asset management.

BYND Cannasoft owns the patent-pending intellectual property for the EZ-G device. This therapeutic device uses proprietary software to regulate the flow of low concentrations of CBD oil, hemp seed oil, and other natural oils into the soft tissues of the female reproductive system to potentially treat a wide variety of women’s health issues. The EZ-G device includes technological advancements as a sex toy with a more realistic experience and the prototype utilizes sensors to determine what enhances the users’ pleasure. The user can control the device through a Bluetooth app installed on a smartphone or other portable device. The data will be transmitted and received from the device to and from the secure cloud using artificial intelligence (AI). The data is combined with other antonymic user preferences to improve its operation by increasing sexual satisfaction. Commercialization of the EZ-G device is subject to receipt of regulatory approvals.

The devices described in this news release are concept devices that are in the first stage of development and will be subject to testing, experiments and regulatory approvals and therefore there is no certainty that they will eventually be marketed.

For further information please refer to information available on the Company’s website: www.cannasoft-crm.com, and on SEDAR+: www.sedarplus.ca.

Gabi Kabazo

Chief Financial Officer

Tel: (604) 833-6820

e-mail: ir@cannasoft-crm.com

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain statements that may be deemed “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended and under Canadian securities laws. When used in this press release, the words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect” and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks and uncertainties, and actual circumstances, events or results may differ materially from those projected in such forward-looking statements.

Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual events or developments may differ materially from those in forward-looking statements. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause the Company’s actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Such statements reflect the Company’s current views with respect to future events and are subject to such risks and uncertainties. Many factors could cause actual results to differ materially from the statements made, including future financial performance, unanticipated regulatory requests and delays, final patents approval, and those factors discussed in filings made by the company with the Canadian securities regulatory authorities, including (without limitation) in the company’s management’s discussion and analysis for the year ended December 31, 2023 and annual information form dated April 2, 2024, which are available under the company’s profile at www.sedarplus.ca, and in the Company’s Annual Report on Form 20-F for the year then ended that was filed with the U.S. Securities and Exchange Commission on April 3, 2024. Should one or more of these factors occur, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, or expected. We do not intend and do not assume any obligation to update these forward-looking statements, except as required by law. Any such forward-looking statements represent management’s estimates as of the date of this press release. While we may elect to update such forward-looking statements at some point in the future, we disclaim any obligation to do so, even if subsequent events cause our views to change. Shareholders are cautioned not to put undue reliance on such forward-looking statements.